中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

FIRST QUARTERLY REPORT OF 2008

SUMMARY

The unaudited first quarterly financial report of the Company was prepared in accordance with the PRC Accounting Standards.

This announcement is made pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

1. Important Notice

1.1 The board of directors (the "Board"), the supervisory committee of the Company and its directors (the "Directors"), supervisors and senior management collectively and individually warrant that the information set out in this report does not contain any misrepresentation, misleading statement or material omission and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

1.2 Wang Quan Hua (Director) was unable to attend the meeting due to business reasons and appointed Li Wen Xin (Director) as his proxy to attend and vote at the meeting.

Chen Zhen You (Director) was unable to attend the meeting due to business reasons and appointed Xu Jie Bo (Director) as his proxy to attend and vote at the meeting.

1.3 The first quarterly financial report of the Company was unaudited.

1.4 Mr. Liu Shao Yong (Chairman), Mr. Si Xian Min (President), Mr. Xu Jie Bo (Chief Financial Officer and the Executive Vice President) and Mr. Lu Hong Ye (General Manager of the accounting department of the Company) declare that they jointly warrant the truthfulness and completeness of the financial report contained in this quarterly report.

2. Basic particulars of the Company

2.1 Major accounting data and financial indicators

Currency: RMB

	As at 31 March 2008	**As at 31 March 2007**	**Increase/ decrease over the end of the corresponding period of the previous year** *(%)*
Total assets (RMB million)	83,885	82,453	1.74
Shareholder's equity (RMB million)	12,961	12,232	5.96
Net assets attributable to shareholders of the Company (RMB)	2.96	2.80	5.71

	From beginning to end of the reporting period	**Increase/ decrease over the corresponding period of the previous year** *(%)*
Net cash flow from operating activities (RMB million)	1,134	-32.78
Net cash flow from operating activities per share (RMB)	0.26	-32.78

	Reporting period	**From beginning to end of the reporting period**	**Increase/ decrease over the corresponding period of the previous year** *(%)*
Net profit attributable to shareholders of the Company (RMB million)	796	796	523
Earnings per share – Basic (RMB)	0.18	0.18	523
Earnings per share – Basic, after deducting non-operating profit/loss (RMB)	0.16	0.16	420
Earnings per share – Diluted (RMB)	0.18	0.18	
Return on net assets – Fully diluted (%)	6.14	6.14	Increase 8.02 percentage point
Return on net assets – Fully diluted, after deducting non-operating profit/loss (%)	5.49	5.49	Increase 7.85 percentage point

Non-operating profit/loss items	From beginning to end of the reporting period *(RMB million)*
Gain/(Loss) arising from disposal of non-current assets	13
Government subsidies recognized in current profit/loss, other than fixed government subsidies that are closely related to the businesses of the Company and granted in accordance with unified national standards	77
Income tax effect	-18
Other non-operating profit/loss items	12
Total	84

2.2 Number of Shareholders and the Top Ten Shareholders holding the Company's tradable Shares not subject to selling restrictions as at 31 March 2008

Number of shareholders as at 31 March 2008	228635 (of which 930 are H shareholders)

Top ten shareholders holding the Company's tradable shares not subject to selling Restrictions

Name of Shareholders	No. of tradable shares held as at 31 March 2008	Nature
HKSCC NOMINEES LIMITED	1,162,329,598	H Shares
Rongtong New Blue Chip Securities Investment Fund (融通新藍籌證券投資基金)	68,743,404	A Shares
China Construction Bank – Huabo Xinyeh Sector Selective Stock Securities Investment Fund (華寶興業行業精選股票型證券投資基金)	27,609,350	A Shares
China Construction Bank – Huaxia Youshi Growth Stock Securities Investment Fund (華夏優勢增長股票型證券投資基金)	24,292,412	A Shares
Bank of China – Youbang Huatai Positive Growth Mixed Stock Securities Investment Fund (友邦華泰積極成長混合型證券投資基金)	20,712,981	A Shares
The Industrial and Commercial Bank of China – Rongtong Pioneering Stock Securities Investment Fund (融通動力先鋒股票型證券投資基金)	18,425,262	A Shares
Boshi Value Growth Securities Investment Fund (博時價值增長證券投資基金)	17,000,000	A Shares

Name of Shareholders	No. of tradable shares held as at 31 March 2008	Nature
The Industrial and Commercial Bank of China – Rongtong Blue Chip Growth Securities Investment Fund (融通藍籌成長證券投資基金)	15,302,606	A Shares
The Industrial and Commercial Bank of China – Lion Value Growth Securities Investment Fund (諾安價值增長股票證券投資基金)	14,000,000	A Shares
Bank of Communications – Rongtong Industrial Momentum Securities Investment Fund (融通行業景氣證券投資基金)	13,519,924	A Shares

3. Major Events

3.1 Significant changes in major accounting items and financial indicators of the Company's financial statements for the reporting period and reasons for the changes

☑ Applicable ☐ Not applicable

During the reporting period, the aviation market has seen steady growth in demand, and the Group persevered with the strategic transformation toward an internationalized airline with network economy. The Company dealt with pressures resulted from soaring jet fuel prices by enhancing the operating efficiency of its principal businesses and reinforcing its control over costs. During the reporting period, the growth rate of the traffic volume was significantly higher than that of capacity, and the growth rate of operating revenue was also higher than that of operating costs and capacity, leading to a remarkable improvement of operating efficiency. The gain from exchange as a result of the appreciation of Renminbi has further improved the Company's performance.

3.2 Explanation and analysis on major events and their impact and solutions

☑ Applicable ☐ Not applicable

1. The Company convened a Board meeting on 10 January 2008. The announcement on the relevant resolutions was published on China Securities Journal and Shanghai Securities News on 11 January 2008.

2. The Company convened a Board meeting on 30 January 2008. The announcement on the relevant resolutions was published on China Securities Journal and Shanghai Securities News on 1 February 2008.

3. The Company convened a Board meeting on 21 February 2008. The announcement on the relevant resolutions was published on China Securities Journal and Shanghai Securities News on 25 February 2008.

4. The Company convened a Board meeting on 25 March 2008, where the liability insurance contracts for Directors, supervisors and senior management were considered and approved, and the chairman or executive Directors of the Company were authorized to sign relevant legal documents.

5. The Company convened a Board meeting on 31 March 2008. The announcement on the relevant resolutions was published on China Securities Journal and Shanghai Securities News on 2 April 2008.

3.3 Performance of the undertakings by the Company, its shareholders and beneficial owner

☑ Applicable ☐ Not applicable

1. Undertakings for the share reform and the performance thereof:

   For the purposes of further safeguarding the interests of the holders of tradable shares and actively promoting the implementation of the Share Reform Plan, China Southern Air Holding Company ("CSAHC"), the sole holder of non-tradable shares of the Company thereby provides the following undertakings in addition to the statutory undertakings: (1) CSAHC will not list, deal or transfer any shares of the Company it holds for 36 months from the effective date of the Share Reform Plan; (2) At the annual general meetings of the Company for the years from 2007 to 2009, CSAHC will propose that the Company to distribute dividends in cash and will vote in favor of such proposal so that the average annual percentage of the cash dividend the Company will distribute from 2007 to 2009 will not be less than 50%, i.e. the ratio of the aggregate cash dividend to be distributed in the three years from 2007 to 2009 to the cumulative total of profits that can be distributed to the shareholders in these three years will not be less than 50%; (3) Upon completion of the Share Reform Plan, subject to the applicable laws and regulations of the PRC, CSAHC will support the Company in the formulation and implementation of a management equity incentive system.

2. Other undertakings toward the medium and minority shareholders of the Company and the performance thereof:

   (1) The Company and CSAHC entered into the "Property Compensation Agreement" on 22 May 1997, pursuant to which CSAHC agreed to compensate the Company for any losses or damages resulting from any impeachment or interference of the Company's rights in the use of the land and buildings leased from CSAHC.

   (2) In 1995, CSAHC and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAHC and the Company on 25 March 1995 (the Agreement was amended on 22 May 1997). According to the Separation Agreement, CSAHC and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAHC and the Company pursuant to the Separation Agreement.

3. In respect of the connected transaction entered into between the Company and CSAHC on 14 August 2007 in relation to the sale and purchase of various assets, eight properties of the Catering Company with a total gross floor area of 8,013.99 square metres and the 11 properties of Training Centre with a total gross floor area of 13,948.25 square metres have not applied for building title certificates due to various reasons. As such, CSAHC has issued an undertaking letter to the Company and undertakes that: (1) the above title certificates shall be obtained by CSAHC by the end of 2008; (2) all the cost and expenses arising from the application of the relevant title certificates shall be borne by CSAHC; and (3) CSAHC shall be liable for all the losses of the Company as a result of the above two undertakings, including but not limited to: (A) any production losses arising from the outstanding title certificates, (B) any other losses as a result of the potential risk arising from the outstanding title certificates.

3.4 Disclosure as to, and reason for, the warning in respect of forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes in profit as compared with that of the corresponding period of the previous year

☐ Applicable ☑ Not applicable

3.5 Securities Investment

☑ Applicable ☐ Not applicable

Unit: RMB million

Serial No.	Stock Code	Abbreviation	No. of shares held as at the end of the period	Initial investment	Book value as at the end of the period	Book value as at the beginning of the period	Item category in accounting
1	000099	CITIC Offshore Helicopter	23,044,066	69	183	245	Available-for-sale financial assets
2	601328	Bank of Communications	7,480,000	11	75	117	Available-for-sale financial assets
Total			–	80	258	362	–

By Order of the Board of
China Southern Airlines Company Limited
Liu Shao Yong
Chairman

Guangzhou, the People's Republic of China
18 April 2008

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors of the Company.